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SECURITI [barcode] ISSION

03013206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 50093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific American Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9191 Towne Centre Drive, Suite 406
(No. and Street)

San Diego, (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constance L. Gibbs 858-320-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levitz, Zacks & Ciceric
(Name – *if individual, state last, first, middle name*)

701 "B" Street, Suite 400, (Address) San Diego, (City) CA (State) 92101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Schoeffel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific American Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle M. Schoeffel
Signature

President/CEO
Title

Cora J. Shaw
Notary Public

CORA J. SHAW
Commission # 1375342
Notary Public - California
San Diego County
My Comm. Expires Sep 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC AMERICAN SECURITIES, LLC

Audited Financial Statements

December 31, 2002 and 2001

Levitz,
Zacks &
Ciceric
CERTIFIED PUBLIC ACCOUNTANTS

701 "B" STREET, 4TH FLOOR
SAN DIEGO, CALIFORNIA 92101
(619) 238-1077
FAX # (619) 696-8614
E-MAIL@LZC.COM

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
PACIFIC AMERICAN SECURITIES, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Pacific American Securities, LLC as of December 31, 2002 and 2001, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific American Securities, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levitz, Zacks & Ciceric

San Diego, California
February 14, 2003

PACIFIC AMERICAN SECURITIES, LLC

Statements of Financial Condition
December 31, 2002 and 2001

...ASSETS...

	2002	2001
Current Assets:		
Cash and cash equivalents	$ 993,658	$ 2,042,580
Receivable from brokers and dealers	667,725	775,789
Interest receivable	5,623	841
Marketable securities	63,870	388,217
Prepaid expenses	425,539	103,085
Other receivables	79,559	85,989
Total current assets	2,235,974	3,396,501
Fixed Assets:		
Furniture and equipment (net)	97,354	47,531
Total fixed assets	97,354	47,531
Other Assets:		
Clearing deposit	250,000	100,000
Goodwill	415,455	415,455
Deposits	29,260	-0-
Other assets	13,440	47,390
Total other assets	708,155	562,845
Total assets	$ 3,041,483	$ 4,006,877

...LIABILITIES AND MEMBER'S EQUITY...

	2002	2001
Current Liabilities:		
Accounts payable and accrued expenses	$ 829,246	$ 799,452
Payable to broker-dealers and clearing organizations	201,108	254,255
Current maturities, long-term debt	83,333	-0-
Income tax payable	11,790	11,790
Total current liabilities	1,125,477	1,065,497
Note payable, net of current maturities	166,667	-0-
Total liabilities	1,292,144	1,065,497
Member's equity	1,749,339	2,941,380
Total liabilities and member's equity	$ 3,041,483	$ 4,006,877

The accompanying notes are an integral part of these financial statements.

PACIFIC AMERICAN SECURITIES, LLC
Statements of Operations
Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions and fees	$ 9,573,224	$ 11,661,584
Other	4,845	50,778
Total revenue	9,578,069	11,712,362
Expense:		
Commissions	2,299,286	3,560,212
Floor brokerage, exchange, and clearing fees	2,236,393	2,423,576
Employee compensation and benefits	1,588,882	1,809,668
Selling expenses	2,995,418	2,828,359
Communications	158,910	246,045
Occupancy and equipment expenses	87,675	72,671
Professional services	22,774	19,677
Other expenses	343,709	369,671
Total expenses	9,733,048	11,329,879
Income (loss) from operations	(154,979)	382,483
Other income (expense):		
Interest income	38,610	133,198
Interest expense	(2,958)	(12,544)
Loss on investments	(104,793)	(176,638)
Foreign currency translation	-0-	(59)
Depreciation and amortization	(38,559)	(82,641)
Litigation and settlement expenses	59,028	(373,170)
Total other income (expense)	(48,672)	(511,854)
Loss before provision for income taxes	(203,651)	(129,371)
Provision for income taxes	(13,390)	(6,462)
Net loss	$ (217,041)	$ (135,833)

The accompanying notes are an integral part of these financial statements.

PACIFIC AMERICAN SECURITIES, LLC
Statements of Changes in Member's Equity
Years Ended December 31, 2002 and 2001

	2002	2001
Balance at beginning of year	$ 2,941,380	$ 3,648,638
Net loss	(217,041)	(135,833)
Distributions to member	(975,000)	(1,245,000)
Member's capital contributions	-0-	673,575
Balance at end of year	$ 1,749,339	$ 2,941,380

The accompanying notes are an integral part of these financial statements.

PACIFIC AMERICAN SECURITIES, LLC
Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (217,041)	$ (135,833)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	-0-	36,929
Depreciation	38,559	45,712
Decrease in receivable from brokers and dealers	108,064	439,978
Decrease (increase) in interest receivable	(4,782)	2,445
Decrease in marketable securities	324,347	309,740
Decrease (increase) in prepaid expenses and deposits	(351,714)	9,753
Decrease (increase) in other receivables	6,430	(57,933)
Increase in clearing deposit	(150,000)	-0-
Decrease in other assets	33,950	28,280
Decrease in accounts payable and accrued expenses	(23,353)	(685,238)
Increase in income tax payable	-0-	1,590
Total adjustments	(18,499)	131,256
Net cash used in operating activities	(235,540)	(4,577)
Cash flows from investing activities:		
Purchase of furniture and equipment	(88,382)	(2,346)
Net cash used in investing activities	(88,382)	(2,346)

The accompanying notes are an integral part of these financial statements.

PACIFIC AMERICAN SECURITIES, LLC
Statements of Cash Flows
(Continued)
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from financing activities:		
Proceeds from note payable	250,000	-0-
Member's capital contributions	-0-	287,575
Distributions to member	(975,000)	(1,245,000)
Net cash used in financing activities	(725,000)	(957,425)
Net change in cash	(1,048,922)	(964,348)
Cash and cash equivalents at beginning of year	2,042,580	3,006,928
Cash and cash equivalents at end of year	$ 993,658	$ 2,042,580

Supplemental cash flows disclosures:

	2002	2001
Income tax payments	$ 13,390	$ 10,177
Interest payments	$ 2,958	$ 12,544
Marketable securities contributed by member	$ -0-	$ 386,000

The accompanying notes are an integral part of these financial statements.

Note A: ORGANIZATION AND NATURE OF ACTIVITIES

The Company was formed as a Limited Liability Company in the State of California on February 19, 1997 (subsequently changed to a Delaware Limited Liability Corporation on April 1, 1999), to operate as a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates four branches, two branches in California and two branches in New York. The Company's primary source of revenue is providing brokerage services to customers, who are predominately institutional investors. All trades are executed and settled by clearing brokers. During November 2002, the Company was approved as a market maker by the NASD. The Company, as of December 31, 2002 and 2001, is a wholly-owned subsidiary of Pacific American Services Group, LLC (Parent). The broker-dealer which acted as the clearing broker for substantially all trades, for the period from January 1, 2001 through September 30, 2002, owns 4.5% of the Parent.

Note B: SIGNIFICANT ACCOUNTING POLICIES

<u>Revenue Recognition</u>

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

<u>Securities Transactions</u>

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Marketable securities are considered trading securities and are valued at market value.

Note B: SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from those estimates.

Receivable from Brokers and Dealers

All accounts receivable are unsecured, current and have been determined to be fully collectible by management. No adjustment or allowance has been included in the financial statements for uncollectible accounts receivable.

Marketable Securities

Marketable securities include the Company investment in various debt and equity securities at fair market value. Classification is current based on the Company's intent to hold or sell the securities within one year.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to ten years.

Goodwill

For the year ended December 31, 2001, the Company amortized goodwill over a 15-year estimated life.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) which requires that all intangible assets acquired, other than those acquired in a business combination, be initially recognized and measured based on the asset's fair value. Goodwill and certain identifiable intangible assets are not to be amortized under SFAS 142, but instead are reviewed for impairment at least annually in accordance with the provisions of this statement. The Company adopted the provisions of SFAS 142 effective January 1, 2002.

Note B: SIGNIFICANT ACCOUNTING POLICIES (continued)

Customer Transactions

The Company does not hold inventory for customers. Securities transactions, including mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Facility Cost

The Company is provided its offices, at no cost, by Pacific American Services Group, LLC (Parent).

Soft Dollar Arrangements

The Company provides research to certain customers pursuant to soft-dollar arrangements. The value of the research to be provided is based on a percentage of commission income received from the customer. The research is typically purchased by the Company from third parties. A liability is recorded for research due to customers based on commission income received.

Reclassifications

Certain balances for 2001 have been reclassified to enhance comparability.

Note C: CASH AND CASH EQUIVALENTS

The Company maintains its cash balances at banks and financial institutions. The balances are insured by the Federal Deposit Insurance Corporation and the Securities Investors Protection Corporation up to $100,000 and $500,000, respectively. In addition, the Company's account with a financial institution is fully insured by the institution up to the net equity of the account. As of December 31, 2002 and 2001 cash balances in excess of insured balances totaled $655,424 and $1,686,124, respectively.

PACIFIC AMERICAN SECURITIES, LLC
Notes to the Financial Statements
December 31, 2002 and 2001
(Continued)

Note D: MARKETABLE SECURITIES

At December 31, 2002 and 2001, the Company included in its marketable securities the net amount of long and short positions in fully disclosed trading accounts. This net amount totals $1,072 and $(43,998), respectively.

In 2001, the Company included in net loss a realized loss of $78,500 and an unrealized loss of $98,138. In 2002, the Company included in net loss a realized loss of $163,931 and an unrealized gain of $59,138.

Note E: NET CAPITAL

Pursuant to the net capital provisions of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital requirements of $100,000 and net capital of $2,022,110. At December 31, 2002, the Company had net capital requirements of $496,500 and net capital of $667,469.

Note F: K(2)(ii) EXEMPTION

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note G: FURNITURE AND EQUIPMENT

	2002	2001
Equipment	$ 206,401	$ 119,163
Furniture	51,568	50,424
Total fixed assets	257,969	169,587
Less accumulated depreciation	(160,615)	(122,056)
Net fixed assets	$ 97,354	$ 47,531

PACIFIC AMERICAN SECURITIES, LLC
Notes to the Financial Statements
December 31, 2002 and 2001
(Continued)

Note H: INCOME TAX PROVISION

The Company files its own federal, state and local tax returns. Due to the nature of a limited liability Company, the member is taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and a Limited Liability Company franchise fee.

At December 31, 2002 and 2001, the Company made an appropriate State Income Tax provision for minimum state tax and Limited Liability Company Franchise fees:

	2002	2001
Income tax provision	$ 13,390	$ 12,600
Over accrual in prior year tax provision	-0-	(6,138)
Income tax expense	$ 13,390	$ 6,462

Note I: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note J: RETIREMENT PLAN

The Company maintains a 401(k) Plan for substantially all employees who have completed three months of services. The Company did not make contributions for the years ended December 31, 2002 and 2001.

Note K: GOODWILL - ADOPTION OF SFAS 142

	For the Year Ended December 31,	
	2002	2001
Reported net loss	$ (217,041)	$ (135,833)
Add back: goodwill amortization	-0-	36,929
Adjusted net loss	$ (217,041)	$ (98,904)

Note L: PURCHASE OF ASSETS

During June 1999 Pacific American Services Group, LLC (PASG) acquired the assets and assumed the liabilities of another Broker-Dealer. PASG contributed the operating assets totaling $1,900,686 and liabilities totaling $1,591,344 of the acquired Broker-Dealer to the Company.

Related to the acquisition, Pacific American Securities, LLC entered into an employment agreement with the previous owner of the assets acquired. PASG assumed the termination liability provision of the employment contract. At December 31, 1999, PASG had recorded a termination liability of $778,512 and a corresponding increase to purchased goodwill.

At December 31, 2000, PASG had recorded termination liability of $874,887. The $96,375 increase in the termination liability from 1999 was recorded as a corresponding increase to purchased goodwill.

PASG had agreed to pay the previous owner $3,000,000 in quarterly installments of $150,000 without interest. The payments were limited to a specified percentage of the adjusted earnings of the Company as defined in the agreement. If quarterly adjusted earnings are not adequate under the agreement, the $150,000 installment would have been reduced accordingly and any difference would not rollover to the next quarter. Furthermore, the obligation of PASG to make such payments ceased when the previous owner was terminated with cause. PASG accounted for the payments as additional contingent consideration for the acquisition. At December 31, 1999, PASG had paid $150,000 of the additional contingent consideration and recorded a corresponding increase to purchased goodwill.

Note L: PURCHASE OF ASSETS (continued)

During the year ended December 31, 2000, PASG paid $348,500 of additional contingent consideration and recorded a corresponding increase to purchased goodwill.

PASG relied on cash distributions from the Company to fulfill its obligations to the previous owner under the termination liability provision of the employment contract and the $3,000,000 contingent consideration agreement.

The Company did not record a liability for these obligations of PASG. Any cash distributions to PASG were recorded as a reduction of member's equity when they were paid.

Effective December 12, 2000, the previous owner was terminated for cause by the Company. On January 8, 2001 PASG, collectively, filed a Statement of Claim against Sencan (previous owner) for various causes. On April 25, 2001, Sencan filed a Statement of Counterclaims and Third Party Claims against PASG. On October 12, 2001, both parties signed a Stipulation of Dismissal of Arbitration with Prejudice regarding both claims. PASG under this Stipulation returned $350,000 in net capital to Sencan. Sencan under the agreement paid to PASG $673,575 in cash and common stocks. Sencan returned to the Company his and another member's common equity membership units in PASG which represented 3% of the outstanding equity units and had a book value of approximately $140,000. Sencan also released all claims to unpaid commissions, salary, and payments under the employment contract and the original purchase agreement.

Note M: LITIGATION

In February 2001 the Company filed a suit against two former brokers, and other defendants, who were terminated for cause in January 2001. The action states, among other things, unfair business practices, misappropriation, fraud and other torts. The Company settled this matter in February 2002.

In April 2001, a customer filed a Statement of Claim against an independent contractor of the Company with the NASD. The action states, among other items, negligence and breach of fiduciary duties and seeks compensatory and punitive damages. The Company settled this matter in 2002.

Note M: LITIGATION (continued)

In January 2002, a customer filed a Statement of claim against an independent contractor of the Company with the NASD. The action states, among other items, negligence and breach of fiduciary duties and seeks compensatory and punitive damages. The Company settled this matter in 2002.

During 2002, the Company filed suit against a former broker that committed a trading error in excess of $200,000. The complaint states, among other items: breach of contract, negligence and unjust enrichment. The complaint is being amended to increase it from $85,000 to $212,000.

Note N: NOTE PAYABLE

On September 30, 2002, the Company entered into a Forgivable Promissory Note with its new clearing broker in the amount of $250,000. The note calls for equal annual installments of $83,333 due on September 30th of 2003, 2004 and 2005, plus accrued interest at the rate of eight percent per annum. Each annual installment of principal and interest shall be forgiven and deemed paid by the Company if the clearing broker arrangement has not been terminated as of the due date of the installment.

On September 30, 2002, the Company entered into a Revolving Credit Agreement (Agreement) with its bank for up to $250,000. The terms of the Agreement allow the Company to draw on the credit as needed from October 1, 2002 to April 15, 2003. On April 15, 2003 the outstanding balance on the Agreement converts to a five-year term loan requiring amortization over sixty months. The Agreement is guaranteed by the Parent, requires the maintenance of certain financial covenants and a compensating balance of three times the commitment amount. Interest is to be accrued at the rate of prime plus three quarter percentage points. As of December 31, 2002, the Company had not borrowed any funds under the Agreement.

Note O: NEW YORK OFFICE

In December 2002, the Company opened a second office in New York City. Related to this expansion the Company has expended approximately $245,000 for legal fees, occupancy costs, systems setup and salaries. These amounts are included in operating expenses for the year ended December 31, 2002.

SUPPLEMENTAL SCHEDULES

PACIFIC AMERICAN SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
December 31, 2002 and 2001

Schedule I

	2002	2001
Equity at December 31	$ 1,749,339	$ 2,941,380
Less non-allowable assets:		
Petty cash	1,100	1,100
Other	3,300	3,300
Furniture and equipment (net)	97,354	47,531
Prepaid expenses and deposits	547,799	350,939
Goodwill	415,455	415,455
Total non-allowable assets	1,065,008	818,325
Net capital before hair cuts	684,331	2,123,055
Hair cuts	16,862	100,945
Net capital	667,469	2,022,110
Total liabilities	1,292,144	1,065,497
Aggregate indebtedness	1,292,144	1,065,497
Net capital required	496,500	100,000
Minimum net capital required (6 ⅔% of aggregate indebtedness)	86,143	71,033
Minimum dollar requirement	496,500	100,000
Net capital requirement (greater of the two)	496,500	100,000
Excess net capital @ 1000% (net capital, less 10% of aggregate indebtedness)	$ 538,255	$ 1,915,560

PACIFIC AMERICAN SECURITIES, LLC
Reconciliation of Net Capital Computation with Focus II
December 31, 2002 and 2001

Schedule II

	2002	2001
Net capital per December 31, Focus II Report	$ 667,469	$ 2,037,917
Increase (decrease) in income due to audit adjustments	(212,000)	(15,574)
(Increase) decrease in non-allowable assets due to audit adjustments	212,000	-0-
(Increase) decrease in hair cuts undue concentration	-0-	(233)
Net capital December 31	$ 667,469	$ 2,022,110

Reconciliation of audit adjustments:

	2002	2001
Reserve 100% on outstanding receivable from former broker	$ (212,000)	$ -0-
Adjust year end income tax provision	-0-	(5,662)
Record additional subscription expenses	-0-	(9,912)
Increase (decrease) in income due to audit adjustments	$ (212,000)	$ (15,574)

PACIFIC AMERICAN SECURITIES, LLC
Computation for Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements under Rule 15C3-3
December 31, 2002 and 2001

Schedule III

Pacific American Securities, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

Levitz,
Zacks &
Ciceric
CERTIFIED PUBLIC ACCOUNTANTS

701 "B" STREET, 4TH FLOOR
SAN DIEGO, CALIFORNIA 92101

(619) 238-1077
FAX # (619) 696-8614
E-MAIL@LZC.COM

Board of Directors
PACIFIC AMERICAN SECURITIES, LLC
San Diego, California

In planning and performing our audit of the financial statements of Pacific American Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levitz, Zacks & Ciceric

San Diego, California
February 14, 2003